                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13D-1(B), (C) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2

                               (Amendment No. __)*


                                BENZ ENERGY INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    083453209
                                 (CUSIP Number)

                                 January 1, 2000
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 083453209

1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EF-II Holdings, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions                                              (a) [ ]
                                                                        (b) [X]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                          5
                                         SOLE VOTING POWER
       NUMBER OF                         9,352,887
         SHARES           6
      BENEFICIALLY                       SHARED VOTING POWER
        OWNED BY          7              0
          EACH
       REPORTING          8              SOLE DISPOSITIVE POWER
         PERSON                          9,352,887
          WITH
                                         SHARED DISPOSITIVE POWER
                                         0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,352,877

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.7%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         OO

-------------

                  (1) Based on 47,583,888 shares of Common Stock issued and outstanding as of December 31, 1999, as disclosed in the Issuer's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2000.


                               Page 2 of 10 Pages
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                                  SCHEDULE 13G

CUSIP No. 083453209

1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EnCap Equity 1996 Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions                                              (a) [ ]
                                                                        (b) [X]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                          5
                                         SOLE VOTING POWER
       NUMBER OF                         9,352,887(1)
         SHARES           6
      BENEFICIALLY                       SHARED VOTING POWER
        OWNED BY          7              0
          EACH
       REPORTING          8              SOLE DISPOSITIVE POWER
         PERSON                          0
          WITH
                                         SHARED DISPOSITIVE POWER
                                         9,352,887(1)(2)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,352,877

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.7%(3)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN

------------

                  (1) As exercised through its sole general partner, EnCap Investments (as such term is defined in Item 2).

                  (2) Dispositive power relating to the Common Stock is shared with ECIC pursuant to the Regulations of EF-II (as such terms are defined in Item 2).

                  (3) Based on 47,583,888 shares of Common Stock issued and outstanding as of December 31, 1999, as disclosed in the Issuer's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2000.


                               Page 3 of 10 Pages
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                                  SCHEDULE 13G

CUSIP No. 083453209

1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Energy Capital Investment Company PLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions                                              (a) [ ]
                                                                        (b) [X]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Great Britain

                          5
                                         SOLE VOTING POWER
       NUMBER OF                         0
         SHARES           6
      BENEFICIALLY                       SHARED VOTING POWER
        OWNED BY          7              9,352,887(1)
          EACH
       REPORTING          8              SOLE DISPOSITIVE POWER
         PERSON                          0
          WITH
                                         SHARED DISPOSITIVE POWER
                                         9,352,887(1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,352,877

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.7%(2)

12       TYPE OF REPORTING PERSON (See Instructions)
         OO

------------

                  (1) Voting and dispositive power is shared between ECIC and EnCap Investments (as such terms are defined in Item 2) by virtue of an investment advisory agreement dated February 4, 1994 between ECIC and EnCap (the "Investment Advisory Agreement") whereby EnCap acts as an investment advisor to ECIC.

                  (2) Based on 47,583,888 shares of Common Stock issued and outstanding as of December 31, 1999, as disclosed in the Issuer's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2000.


                               Page 4 of 10 Pages
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                                  SCHEDULE 13G

CUSIP No. 083453209

1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EnCap Investments L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions                                              (a) [ ]
                                                                        (b) [X]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

                          5
                                         SOLE VOTING POWER
       NUMBER OF                         0
         SHARES           6
      BENEFICIALLY                       SHARED VOTING POWER
        OWNED BY          7              9,352,887(1)
          EACH
       REPORTING          8              SOLE DISPOSITIVE POWER
         PERSON                          0
          WITH
                                         SHARED DISPOSITIVE POWER
                                         9,352,887(1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,352,877(2)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.7%(3)

12       TYPE OF REPORTING PERSON (See Instructions)
         OO

------------

                  (1) EnCap Investments may be deemed to have noting and dispositive power with respect to the shares of Common Stock owned by EF-II, EnCap Equity and/or ECIC (as such terms are defined in Item 2) by virtue of its (i) general partnership interest in EnCap Equity, and
         (ii) position as investment advisor to ECIC under the Investment Advisory Agreement.

                  (2) EnCap Investments disclaims any beneficial ownership of the shares owned by EF-II, EnCap Equity and/or ECIC (as such terms are defined in Item 2).

                  (3) Based on 47,583,888 shares of Common Stock issued and outstanding as of December 31, 1999, as disclosed in the Issuer's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2000.


                               Page 5 of 10 Pages
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ITEM 1.

         (a)      Name of Issuer:                         Benz Energy, Inc.

         (b)      Address of issuers principal executive
                  offices:                                1000 Louisiana Street
                                                          15th Floor
                                                          Houston, Texas 77002

ITEM 2.

         (a)      Name of persons filing:

                  This schedule 13G is filed by EF-II Holdings, LLC ("EF-II"), EnCap Equity 1996 Limited Partnership ("EnCap Equity"), Energy Capital Investment Company, PLC ("ECIC") and EnCap Investments L.L.C. ("EnCap Investments").

         (b)      Address of principal office:

                  The address of the principal business office of each EF-II, EnCap Equity, ECIC and EnCap Investments is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002.

         (c)      Citizenship:

                  EF-II is a limited liability company formed under the laws of the State of Texas. EnCap Equity is a Texas limited partnership. ECIC is an English investment company. EnCap Investments L.L.C. is a Delaware limited liability company.

         (d)      Title of class of securities: Common Stock $0.01 par value.

         (e)      CUSIP Number:                 083453209

ITEM 3. If this statement is tiled in pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o);

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c);

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment;

         (e)      [ ]      An investment advisor in accordance with
                           240.12d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with 240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with 240.13d-1(b)(1)(ii)(G)


                               Page 6 of 10 Pages
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         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

ITEM 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:                       9,352,887(1)

         (b)      Percent of class:                                19.7%

         (c)      Number of shares as to which each person has:

                  (i)      sole power to vote or to direct the
                           vote:                                   9,352,887(1)

                  (ii)     shared power to vote or to direct the
                           vote:                                   None.

                  (iii)    sole power to dispose or to direct the
                           disposition of:                         9,352,887(1)

                  (iv)     shared power to dispose or to direct
                           the disposition of:                     None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent (5%) of the class of securities, check the following:          [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

-----------

                  (1) EF-II has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 9,352,887 shares. Each of EnCap Equity and ECIC have the sole power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 9,352,887 shares by virtue of the Regulations of EF-II. EnCap Investments has shared voting and dispositive with respect to the shares through its capacity as (i) sole general partner of EnCap Equity, and (ii) as an investment advisor to ECIC under the terms of an investment advisory agreement. EnCap Investments disclaims any beneficial ownership of the shares owned by EF-II, EnCap Equity and/or ECIC. See also attached Exhibit A.


                               Page 7 of 10 Pages

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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

         By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 10 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         June 9, 2000

                                        EF-II HOLDINGS, LLC


                                        By:      /s/ Gary R. Petersen
                                              ---------------------------------
                                              Name:  Gary R. Petersen
                                              Title: Authorized Signatory



                                        ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                        By:   EnCap Investments L.L.C., General
                                              Partner


                                              By:     /s/ Gary R. Petersen
                                                   ----------------------------
                                                   Name: Gary R. Petersen
                                                   Title: Managing Director



                                        ENERGY CAPITAL INVESTMENT COMPANY PLC


                                        By:      /s/ Gary R. Petersen
                                              ---------------------------------
                                              Name: Gary R. Petersen
                                              Title:  Authorized Signatory



                                        ENCAP INVESTMENTS L.L.C.


                                        By:      /s/ Gary R. Petersen
                                              ---------------------------------
                                              Name: Gary R. Petersen
                                              Title:   Managing Director


                               Page 9 of 10 Pages
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                                    EXHIBIT A



         This Exhibit explains the history of EF-II Holdings, LLC ("EF-II") and describes relationship between the reporting persons.

         On April 18, 2000, Lasco Energy Partners, L.P., a Texas limited partnership ("Lasco"), was converted (the "Conversion") into EF-II, pursuant to Articles of Conversion filed with the Secretary of State of Texas. Prior to the Conversion, Lasco was the sole beneficial owner of the common stock of Benz Energy Inc. which is the subject of this filing (the "Common Stock"), and held the Common Stock prior to Benz's filing of a registration statement with the SEC pertaining to the Common Stock. Upon the occurrence of the Conversion, EF-II succeeded to all of Lasco's right title and interest in the Common Stock.

         EF-II consists of two members, EnCap Equity 1996 Limited Partnership, a Texas limited partnership ("EnCap Equity"), and Energy Capital Investment Company PLC, an English investment company ("ECK"). EnCap Investments L.L.C. ("EnCap Investments") (i) is the sole general partner of EnCap Equity, and (ii) serves as an investment advisor to ECIC, under an investment advisory agreement dated as of February 4, 1994, between EnCap Investments and ECIC.


                               Page 10 of 10 Pages